Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion of our report dated March 8, 2024 and the retrospective application of the Share Split described in Note 1, as to which the date is March 19, 2025, in the Registration Statement of Grayscale Solana Trust (the “Trust”) on the Amendment No. 5 to Form S-1 (Registration No. 333-286374), with respect to our audit of the financial statements of the Trust as of December 31, 2023, and for the year ended December 31, 2023.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus. We were dismissed as auditors on March 8, 2024 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements in such Prospectus for the periods after the date of our dismissal, except for the retrospective application of the Share Split described in Note 1, as to which the date is March 19, 2025.

/s/ Marcum llp

New York, NY

October 9, 2025